Betty-Ann Harland
                         International Development Corp.
                         534 Delaware Avenue, Suite 412
                             Buffalo, New York 14202
                               Tel. (716) 332-7150

                                February 22, 2005

Mr. Ryan Rohn
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

     RE:  INTERNATIONAL DEVELOPMENT CORP.
          FORM 10-KSB FOR THE FISCAL YEAR ENDED AUGUST 31, 2004
          FORM 10-QSB FOR THE QUARTER ENDED NOVEMBER 30, 2004
          FILE NO. 000-31343

Dear Mr. Rohn:

     With respect to the above-captioned matter, please be advised that International Development Corp. (the "Registrant") has amended its Form 10-KSB for the Fiscal Year Ended August 31, 2004 to reflect that the Registrant did not terminate its water purification business, but, rather, transferred its water purification business to its wholly-owned subsidiary, Freshwater Technologies, Inc., which was formed on January 21, 2005. Although the Registrant had disclosed its intent to get out of direct management of the water related business in its Form 10-KSB for the Fiscal Year Ended August 31, 2004, the Registrant ultimately decided that it could realize more value from the water purification-related assets by creating a wholly owned subsidiary to carry on the water purification business.

     Because the Registrant did not terminate the water purification business, the Registrant did not file a Form 8-K announcing such termination, and the Registrant's inventory balance remained at the same level from August 31, 2004 to November 30, 2004. Similarly, the Registrant did not address the termination of the water purification business in its Form 10-QSB for the Quarter Ended November 30, 2004 because the business was never terminated by the Registrant, but is currently being continued through its wholly-owned subsidiary, Freshwater Technologies, Inc.

     The  Registrant  hereby  acknowledges  the  following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.

- Staff comment or changes in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

- The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Registrant's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                                  Very  Truly  Yours,


                                                  Betty-Ann Harland


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